Amera Resources Corporation

709 – 837 West Hastings Street

Vancouver, B.C.   V6C 3N6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special  meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Amera Resources Corporation (the “Company”) will be held at the office of the Company, 709 - 837 West Hastings Street, Vancouver, British Columbia, on December 5, 2008 at the hour of 10:00a.m. (Vancouver time), for the following purposes:

1.

to consider and, if deemed advisable, approve a special resolution to alter the authorized share capital of the Company by consolidating all of the 41,846,036 issued common shares without par value into 4,184,603 common shares without par value, on the basis that every 10 common shares be consolidated into 1 common share without par value, or on such lesser basis as may be approved by the Company’s Board of Directors and the TSX Venture Exchange, as outlined in the attached Information Circular,

2.

to consider and, if deemed advisable, to pass a special resolution approving an amendment to the Notice of Articles of the Company (the “Notice of Articles”) to change the name of the Company to Panthera Resources Inc. or such other name as may be acceptable to the Company’s Board of Directors, the Registrar of Companies and the TSX Venture Exchange,

3.

the Company be authorized to abandon or terminate all or any part of the consolidation of its common shares and change of name if the Board of Directors of the Company deems it appropriate and in the best interests of the Company to do so,

4.

to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and form of proxy for the Shareholders.  The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., attention:  Proxy Department by December 3, 2008 Vancouver time, on 10:00am (or at least 48 hours excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.   Please advise the Company of any change in your mailing address.

If you are a non-registered Shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of the Company of record at the close of business on November 5, 2008 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia this 6th day of November, 2008

By Order of the Board of Directors

“Nikolaos Cacos”

Nikolaos Cacos, President and Chief Executive Officer

Amera Resources Corporation

(the "Company")

Suite 709 - 837 West Hastings Street

Vancouver, British Columbia V6C 3N6

INFORMATION CIRCULAR

(Containing information as at November 6, 2008 )

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON DECEMBER 5, 2008 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXY HOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company.  A Shareholder entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy.  You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXY HOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The proxy confers discretionary authority on the person named therein with respect to:

(a)

each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person.  If you submit a Proxy, you must complete, date and sign the Proxy, and then return it to: Computershare Investor Services Inc., Attention:  Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only Proxies from Shareholders of record can be recognized and voted at the meeting.  Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries or brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholder has waived the right to receive meeting materials.  Every intermediary or broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Shareholder’s name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting - the Proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.   Please return your instructions as specified in the request for voting instructions, as explained below.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). NOBOs can expect to receive a scanable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Investor Services Inc. "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a form of proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the form of proxy and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders there under to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:

41,846,036 Common shares without par value

Authorized Capital:

Unlimited Common shares without par value

Only Shareholders of record at the close of business November 5, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders.  The list  is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company and from information obtained on SEDI website at www.sedi.ca, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Approval of Consolidation of Shares and Change of Name

The Management has recommended that the Company alter the authorized share capital of the Company in order to attract further financing by consolidating all of the 41,846,036 issued common shares without par value into 4,184,603 common shares, every 10 common shares being consolidated into 1 common share and to change the name of the Company from “Amera Resources Corporation” to “Panthera Resources Inc.”.

Warrants of the Company shall automatically adjust following the share consolidation. Any subsequent exercise thereof will reflect the 10 for 1 consolidation of the Company’s shares, such that the number of shares issuable upon the exercise of warrants will be reduced on a 10 for 1 basis and, accordingly, the exercise price per share will be multiplied by 10.

All outstanding Stock Options of the Company will be cancelled effective November 28, 2008.

The Company intends to treat beneficial shareholders holding shares in "street name", through a bank, broker or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the share consolidation for their beneficial holders holding shares indirectly. However, such banks, brokers or other nominees may have different procedures than registered shareholders for processing the share consolidation. If you hold your shares with such a bank, broker or other nominee and if you have any questions in this regard, the Company encourages you to contact your nominee.

No fractional shares will be issued and no cash consideration shall be paid by the Company in place of fractional shares.

Procedure for Exchanging Share Certificates

If the share consolidation is approved by the shareholders of the Company, the Company’s Directors shall fix a record date to commence the use of new share certificates for its shares to distinguish from the pre-share consolidation shares and a new identification number will be assigned to the new shares.

Registered shareholders holding their shares in certificate form will be sent a letter of transmittal that  should  be forwarded  to the Transfer Agent, as soon as practicable after the effective date of the share consolidation. The letter of transmittal will contain instructions on how each shareholder can surrender the certificate(s) representing their pre consolidated shares (“Old Certificates”) to the Transfer Agent in exchange for certificates representing the appropriate number of whole shares of new post consolidated shares (“New Certificates”).

No New Certificates will be issued to a shareholder until such shareholder has surrendered the corresponding Old Certificates, together with a properly completed and executed letter of transmittal, to the Transfer Agent. Consequently, following the share consolidation, shareholders will need to surrender their Old Certificate(s) before they will be able to sell or transfer their stock. Until surrendered, the Corporation will deem outstanding Old Certificates held by shareholders to be cancelled and only to represent the number of whole shares of New Common Stock to which these shareholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for certificates evidencing new shares. If an Old Certificate has any restrictive legends on the back of the Old Certificate, a New Certificate evidencing new shares will be issued with the same restrictive legends, if any, that are on back of the Old Certificate(s).

All expenses of the exchange of stock certificates will be borne by the Company.

In order to complete the share consolidation and the change of name, regulatory approval from the TSX-V will be required.

Accordingly, Shareholders of the Company will be asked at the Meeting to approve the following special resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

To consider and, if thought fit, approve a special resolution to alter the authorized share capital of the Company by consolidating all of the 41,846,036 issued common shares without par value into 4,184,603 common shares, every 10 common shares being consolidated into 1 common share without par value, or on such lesser basis as may be approved by the Board of Directors and the TSX Venture Exchange.

2.

To consider and if thought fit, approve a special resolution to amend the Notice of Articles and to change the name of the Company to Panthera Resources Inc. or such other name as may be acceptable to the Company’s Board of Directors, the Registrar of Companies and the TSX Venture Exchange.

3.

the Company be authorized to abandon or terminate all or any part of the proposed consolidation of shares and change of name if the Board of Directors of the Company deems it appropriate and in the best interests of the Company to do so; and

4.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

In order to pass the above special resolutions, a majority of not less than two-thirds (2/3) of the votes cast by Shareholders who vote, in person or by proxy on the special resolutions, at the Meeting is required.

Director Discretion

The Board of Directors of the Company reserve the right to abandon the transactions contemplated by the "special resolutions should they deem it appropriate and in the best interests of the Company to do so.

Management of the Company recommends that Shareholders vote in favour of the foregoing resolutions, and the persons named in the enclosed Form of Proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the Shareholders appointing them.

OTHER MATTERS

The Directors are not aware of any other  matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com.  Financial information concerning the Company is also provided in the Company’s comparative financial statements and management's discussion and analysis for the most recently completed financial year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company by mail at Terminal City Club Tower, Suite 709, 837 West Hastings Street, Vancouver, British Columbia  V6C 3N6, by telephone at (604) 687.1828, by facsimile at (604) 687.1858 or by email at info@ameraresources.com

DATED this 6th day of November, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Nikolaos Cacos”

Nikolaos Cacos
President and Chief Executive Officer